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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                 SCHEDULE 13E-3
                                 AMENDMENT NO. 3


                    TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

                       ANTHONY & SYLVAN POOLS CORPORATION
                                (Name of Issuer)

                       ANTHONY & SYLVAN POOLS CORPORATION
                      (Name of Person(s) Filing Statement)

                           Common Shares, No Par Value
                         (Title of Class of Securities)

                                    036762102
                      (Cusip Number of Class of Securities)

                                Stuart D. Neidus
                      Chairman and Chief Executive Officer
                       Anthony & Sylvan Pools Corporation
                                 6690 Beta Drive
                          Mayfield Village, Ohio 44143
                                 (440) 720-3301
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH COPIES TO:

                               Mary Ann Jorgenson
                       Squire, Sanders & Dempsey L. L. P.
                                 4900 Key Tower
                                127 Public Square
                           Cleveland, Ohio 44114-1304
                                 (216) 479-8500

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1993.

c. [X] A tender offer.

d. [ ] None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE
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Transaction Valuation:                                     Amount of Filing Fee
$34,400*                                                   $2.79
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* Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $4.00 per share for the eligible Common Shares, multiplied by 8,600, the maximum number of shares to be purchased in the offer.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $2.79
Filing Party:  Anthony & Sylvan Pools Corporation
Form or Registration No.:  Schedule 13E-3
Date Filed:  October 28, 2003

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                                  INTRODUCTION


This Amendment No. 3 to Schedule 13E-3 ("Final Amendment") amends and supplements the Schedule 13E-3 (as amended and restated, the "Schedule 13E-3") filed on October 28, 2003, as amended and restated by Amendment No. 1 filed on November 13, 2003 and by Amendment No. 2 filed on November 20, 2003. The
Schedule 13E-3 relates to the offer by Anthony & Sylvan Pools Corporation (the "Company") to purchase for cash (the "Offer") all of the Company's common shares, no par value (the "Common Shares"), held by shareholders that own 99 or fewer Common Shares as of the close of business on October 23, 2003 (the "Record Date") pursuant to the Offer to Purchase dated October 28, 2003, as amended on November 19, 2003.

The purpose of this Final Amendment is to report that the Company has filed a Form 15 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the Securities and Exchange Commission in order to terminate registration of the Common Shares under Section 12(g) of the Exchange Act.

Except where otherwise indicated below, no changes have been made to the responses to the items of the Schedule 13E-3 contained in Amendment No. 2 to the
Schedule 13E-3 filed on November 20, 2003.

ITEM 11: INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (b) Item 11 of the Schedule 13E-3 is hereby amended by deleting "None" in sub-item (b) and inserting the following paragraph:

                  The Company filed a Form 15 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 with the Securities and Exchange Commission on November 21, 2003, in order to terminate registration of the Common Shares under Section 12(g) of the Exchange Act.

                  The Offer will expire at 5:00 P.M., Eastern Standard Time, on December 11, 2003. The Company will continue to pay $4.00 for each Common Share that is properly tendered by an eligible shareholder prior to 5:00 P.M., Eastern Standard Time, on December 11, 2003.

ITEM 16:  EXHIBITS.

                  (a)(6)       Press release dated November 21, 2003.


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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ANTHONY & SYLVAN POOLS CORPORATION




                                By: /s/ STUART D. NEIDUS
                                    --------------------------------------------
                                    Name:  Stuart D. Neidus
                                    Title: Chairman and Chief Executive Officer




Dated:  November 21, 2003


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                                  EXHIBIT INDEX

                               EXHIBIT NO. EXHIBIT



                  (a)(6)       Press release dated November 21, 2003.


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